A4
11-25-2003

So 11/25/03



SECURITI 03053522 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16623

RECEIVED NOV 25 2003 PROCESSING SECTION 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/02 AND ENDING 09/30/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach and Company, [illegible]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7791 Belfort Parkway
(No. and Street)

Jacksonville	FL	32256
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Birkelbach (904) 725-1550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ralston & Company, P.A.
(Name – *if individual, state last, first, middle name*)

8777 San Jose Blvd., Bldg. E	Jacksonville	FL	32217
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach and Company, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Nov 24, 2003



WENDY M. BELAND
My Comm Exp. 5/29/05
No. DD 029696
Personally Known [ ] Other I.D.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Birkelbach & Company
Jacksonville, Florida

Financial Statements
September 30, 2003 and 2002

RALSTON & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8777 SAN JOSE BOULEVARD, BUILDING E
JACKSONVILLE, FLORIDA 32217-4213

BERT J. PITTMAN, JR.
STEVE E. MATHEWS
R. BRUCE SHEALY
MICHAEL R. RITCH
KEVIN M. FRITZ
TRACY S. CRIPE
CLINT O. PEARSON, JR

ROBERT E. RALSTON
(1921-1986)

TELEPHONE (904) 730-0440
FAX (904) 730-0993
EMAIL cpas@ralstonco.com

To the Board of Directors
Birkelbach & Company
Jacksonville, Florida

We have audited the accompanying balance sheets of Birkelbach & Company as of September 30, 2003 and 2002, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birkelbach & Company as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



October 30, 2003

Birkelbach & Company
Balance Sheet
September 30, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 8,070	$ 8,161
Total current assets	8,070	8,161
TOTAL ASSETS	$ 8,070	$ 8,161

LIABILITIES & SHAREHOLDERS' EQUITY

	2003	2002
SHAREHOLDERS' EQUITY		
Common stock, par value $10 per share authorized 500 shares, issued and outstanding 300 shares	$ 3,000	$ 3,000
Retained earnings	5,070	5,161
Total shareholders' equity	8,070	8,161
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 8,070	$ 8,161

See auditors' report and notes to financial statements.

Birkelbach & Company
Statement of Income and Retained Earnings
For the Years Ended September 30, 2003 and 2002

	2003	2002
COMMISSION REVENUE	$ 134,212	$ 155,002
COMMISSION EXPENSE	129,657	143,231
	4,555	11,771
OPERATING EXPENSES		
Rent expense	2,230	8,949
Accounting fees	1,550	1,500
Licenses, dues and registrations	1,104	931
Charitable contributions	-0-	1,325
Miscellaneous	33	153
Total operating expenses	4,917	12,858
Income from operations	(362)	(1,087)
OTHER INCOME & EXPENSE		
Interest income	271	979
Tax-exempt dividend income	-0-	84
INCOME BEFORE INCOME TAX PROVISIONS	(91)	(24)
INCOME TAX PROVISION	-0-	-0-
NET INCOME	(91)	(24)
RETAINED EARNINGS - beginning of year	5,161	5,185
RETAINED EARNINGS - end of year	$ 5,070	$ 5,161

See auditors' report and notes to financial statements.

Birkelbach & Company
Statement of Cash Flows
For the Years Ended September 30, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net income (loss)	$ (91)	$ (24)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	-0-	-0-
Total adjustments	-0-	-0-
Net Cash Provided (Used) by Operating Activities	(91)	(24)
CASH AT BEGINNING OF YEAR	8,161	8,185
CASH AT END OF YEAR	$ 8,070	$ 8,161

Supplemental Disclosures

Cash Paid During the Year for:

Interest	$ -0-	$ -0-
Income taxes	$ -0-	$ -0-

See auditors' report and notes to financial statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

The Company is a member of the National Association of Securities Dealers and conducts its operations in accordance with membership requirements of that organization and the Securities and Exchange Commission. The Company does not carry customer accounts.

METHOD OF ACCOUNTING

The Company's records are maintained on the accrual basis of accounting for both financial and tax reporting purposes. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

CASH AND EQUIVALENTS

For purposes of reporting cash flows, the Company considers cash equivalents to include cash on hand, in banks, and cash held in money market mutual funds.

B. INCOME TAXES

The company has federal and state net operating loss carryfowards of $4,702, which are available to offset future taxable income. If not used, these credits will expire as follows:

Years Ending September 30,	NOL
2110	$ 24
2111	359
2112	910
2113	1,409
2114	1,602
2115	185
2116	122
2117	91
	$ 4,702

See auditors' report to financial statements.

SUPPLEMENTARY INFORMATION

RALSTON & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8777 SAN JOSE BOULEVARD, BUILDING E
JACKSONVILLE, FLORIDA 32217-4213

BERT J. PITTMAN, JR.
STEVE E. MATHEWS
R. BRUCE SHEALY
MICHAEL R. RITCH
KEVIN M. FRITZ
TRACY S. CRIPE
CLINT O. PEARSON, JR

ROBERT E. RALSTON
(1921-1986)

TELEPHONE (904) 730-0440
FAX (904) 730-0993
EMAIL cpas@ralstonco.com

To the Board of Directors
Birkelbach & Company
Jacksonville, Florida

The accompanying supporting information required pursuant to Rule 17a-5(a) is presented for supplementary purposes and is not considered necessary for a fair presentation of the basic financial statements. Our examinations of the basic finanicial statements for the years ended September 30, 2003 and 2002, were made for the primary purpose of formulating an opinion on those statements. This supplementary data has been subjected to the applicable audit procedures we performed in our examination of the related basic financial statements.

In our opinion, all of the supporting information required by Rule 17a-5(a) is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 30, 2003

Birkelbach & Company
Supplementary Information
September 30, 2003 and 2002

		2003		2002
1. CHANGES IN SHAREHOLDERS' EQUITY				
Shareholders' equity - beginning of year	$	8,161	$	8,185
Net income (loss) for the year		(91)		(24)
Shareholders' equity - end of year	$	8,070	$	8,161

2. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company, at September 30, 2003 and 2002 , had no liabilities that were subordinate to claims of general creditors.

3. PROCEDURES FOLLOWED FOR SAFEGAURDING SECURITIES

The Company does not have possession or control over securities.

4. MATERIAL INADEQUACIES SINCE PREVIOUS AUDIT

No material inadequacies were disclosed as a result of audits for the years ending September 30, 2003 and 2002 .

5. EXEMPTION FROM RULE 15c3-3

The Company claims exemption from Rule 15c3-3 under rule section (k)(1) - Limited Business.

See auditors' report on supplementary information.

Birkelbach & Company
Computation of Net Capital
September 30, 2003

6. NET CAPITAL COMPUTATION

Total Assets	8,070
Less Total Liabilities	
Capital	8,070
Less Other Assets	
Current Capital	8,070
Less Appropriate "Haircuts"	
Adjusted Net Capital	8,070
Minimum Capital Required	5,000
Excess Capital	3,070
Amount of Aggregate Indebtedness	
Ratio of Adjusted Net Capital to Aggregate Indebtedness	

See auditors' report on supplementary information.

7. NET CAPITAL RECONCILIATION

Computation of Net Capital As presented in audited financal statements	$ 8,070
Computation of Net Capital As presented on Form X-17A-5 Focus Report	$ 8,070

The Company hereby states that no differences exist between the Company's Septmeber 30, 2003 Focus Report (audited) and the Company's September 30, 2003 audited financial statements (SEC Rule 17a-5(d)(4).

See auditors' report on supplementary information.